Exhibit 7.07

EXECUTION VERSION

RIGHT OF FIRST REFUSAL AND NOTICE AGREEMENT

This RIGHT OF FIRST REFUSAL AND NOTICE AGREEMENT (the “ROFR Agreement”), dated as of December 27, 2019, is made and entered into by and among Sumitomo Dainippon Pharma Co., Ltd., a company organized under the laws of Japan (“Sumitomo”), and Roivant Sciences Ltd., a Bermuda exempted company limited by shares (“Roivant”).  Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Transaction Agreement (the “Transaction Agreement”), dated as of October 31, 2019, by and among Sumitomo, Roivant, Vant Alliance Ltd., a Bermuda exempted company limited by shares and a wholly-owned direct Subsidiary of Roivant (the “Company”), Enzyvant Therapeutics Ltd., a Bermuda exempted company limited by shares (“Enzyvant”), Altavant Sciences Ltd., a Bermuda exempted company limited by shares (“Altavant”), and Spirovant Sciences Ltd., a Bermuda exempted company limited by shares (“Spirovant”).  Sumitomo and Roivant are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

1.         Definitions.

(a)        “Axovant Shares” means the issued and outstanding Equity Participations in Axovant Gene Therapies Ltd., a Bermuda exempted company limited by shares (“Axovant”), owned by Roivant.

(b)        “ROFR Period” means the period commencing on the Closing Date and ending on the later of (i) October 31, 2024 and (ii) the 54-month anniversary of the Closing Date.

(c)        “Roivant Group” means Roivant and each of its Subsidiaries (other than each member of the Contributed Entity Group).

(d)       “Transfer” means any transfer, sale, assignment or other disposition of any kind, whether directly or indirectly (pursuant to the transfer of an economic or other interest, the creation of a derivative security, by operation of law or otherwise), or the grant of an option or other right for any of the foregoing, and “Transferor” and “Transferee” shall have their correlative meanings.

2.         Right of First Refusal.

(a)        Transfer Notice.  During the ROFR Period, if at any time a member of the Roivant Group desires to Transfer any Axovant Shares to a Person or group that is not a member of the Roivant Group in response to an offer from a Person or group that is not a member of the Roivant Group) (a “Covered Transaction”), Roivant shall promptly deliver to Sumitomo written notice of the proposed Transfer (the “Transfer Notice”).  The Transfer Notice shall include (i) the number of Axovant Shares proposed to be Transferred (the “Offered Shares”), (ii) the identity of each prospective Transferee (it being understood that Roivant may withhold the identity of each prospective Transferee until such time as Sumitomo executes a customary non-disclosure agreement), (iii) the purchase price and form of consideration proposed to be paid for the Offered Shares and (iv) the other material terms and conditions upon which the proposed Transfer is to be made and a description of all material agreements, proposals or arrangements relating thereto.  The Transfer Notice shall certify that Roivant has received a firm offer from each prospective Transferee and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice.  The Transfer Notice shall also include a copy of any written proposal, term sheet, letter of intent, agreement or proposed arrangement relating to the proposed Transfer.  In addition to the foregoing, if a member of the Roivant Group purports to effect a Transfer of Axovant Shares to another member of the Roivant Group, such Transfer shall be null and void ab initio unless such member of the Roivant Group receiving Axovant Shares shall agree in a writing delivered to Sumitomo that it shall be subject to the terms and conditions of this ROFR Agreement that are applicable to Roivant, as though it was initially a party hereto.

(b)        Diligence and Exercise Period.

(i)         Sumitomo shall have the right, for a period of 75 days from its receipt of a Transfer Notice (the “Exercise Period”), to elect to purchase all of the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice, it being agreed and understood that if any of the consideration proposed to be paid for the Offered Shares by the Transferee is other than cash, Sumitomo shall not be required to provide the same form of consideration and shall be permitted to provide cash consideration equivalent to the fair market value of such consideration.  Sumitomo may exercise such purchase option and purchase all of the Offered Shares (the “Sumitomo Purchased Shares”) by delivering written notice to Roivant prior to the expiration of the Exercise Period (a “ROFR Exercise Notice”).  Upon receipt of a ROFR Exercise Notice, Roivant and Sumitomo shall enter into definitive documentation to consummate the sale and purchase of the Sumitomo Purchased Shares on the same material terms and conditions as described in the Transfer Notice.

(ii)        During the Exercise Period and following the execution of a customary non-disclosure agreement, Roivant will, and will cause Axovant to (A) furnish to Sumitomo and any of its Representatives designated by Sumitomo, all diligence materials that were provided to a prospective Transferee, (B) afford to Sumitomo and its authorized Representatives (including independent public accountants and attorneys) reasonable access, upon reasonable notice during normal business hours, to the offices, properties, employees and business and financial records of Axovant and (C) furnish to Sumitomo or its authorized Representatives such additional information concerning the assets, properties, operations and businesses of Axovant and its Subsidiaries as Sumitomo or its Representatives may reasonably request, in each case, to the extent reasonably necessary to enable Sumitomo to make a determination with respect to the exercise of its purchase option.  For the avoidance of doubt, to the extent that any additional material agreements, proposals or arrangements relating to a Covered Transaction are made, received or created following the delivery of the applicable Transfer Notice (the “Additional Terms”) during the Exercise Period, Roivant will promptly deliver to Sumitomo written notice of such Additional Terms, including the material terms and conditions thereof and if such Additional Terms are delivered within 10 Business Days of the end of the Exercise Period, the Exercise Period will be automatically extended in order to provide Sumitomo with at least 10 Business Days to review such Additional Terms.

(c)        Payment.  Unless otherwise set forth in any definitive documentation entered into by Roivant and Sumitomo with respect to the purchase and sale of the Offered Shares, any purchase by Sumitomo pursuant to this Section 2 shall be effected with payment by check or wire transfer against delivery of such Axovant Shares to be purchased at a time and place to be agreed upon between the Parties, which time shall be, subject to applicable Law, no later than 120 days after the delivery to Sumitomo of the Transfer Notice, unless the Transfer Notice contemplated a later closing with respect to the Covered Transaction.  In the event that such Transfer is not consummated during such 120 day period due solely as a result of a delay in obtaining requisite approvals of a Governmental Authority, then such period shall be extended until the earlier of the date on which such approvals have been obtained and a reasonable date agreed to by the Parties as the termination date of the definitive agreements relating to the Transfer of the Offered Shares, taking into account the nature of the requisite Governmental Approvals and the circumstances relating thereto.

(d)       Sale Pursuant to Offered Terms.  Any Offered Shares, to the extent not purchased by Sumitomo pursuant to this Section 2, may then be Transferred by Roivant to the prospective Transferee set forth in the applicable Transfer Notice, at any time within 120 days after the Exercise Period for such Offered Shares has expired (the “Match Period”), on terms and conditions that are no less favorable, to Roivant in any material respect (and, with respect to the consideration payable therefore, in any respect) than those set forth in the applicable Transfer Notice.  In the event that such Transfer is not consummated during the Match Period due solely to a delay in obtaining requisite approvals of a Governmental Authority, then the Match Period shall be extended until the earlier of the date on which such approvals have been obtained and the termination of the definitive agreements relating to the Transfer of the Offered Shares.  If, during the Match Period, Roivant and the prospective Transferee materially amend the terms and conditions set forth in the applicable Transfer Notice in a manner less favorable to Roivant in any material respect (or, with respect to the consideration payable therefore, in any respect) (a “Material Amendment”), Roivant will promptly deliver to Sumitomo written notice of such Material Amendment, including the material terms and conditions thereof and an update of any material changes in the business of Axovant (an “Amendment Notice”).  Sumitomo shall have the right, for a period of five Business Days following Sumitomo’s receipt of an Amendment Notice, to elect to purchase all Offered Shares that are the subject of the applicable Amendment Notice at the same price and subject to the same material terms and conditions as those set forth in the Amendment Notice.  Sumitomo may exercise such purchase option and purchase all of such Offered Shares by delivering written notice to Roivant prior to the end of such five Business Day period and, upon receipt of such notice, Roivant and Sumitomo shall enter into definitive documentation to consummate the sale and purchase of all such Offered Shares.  Upon delivery of an Amendment Notice, the

Match Period shall automatically be extended by five Business Days.  If Roivant and the prospective Transferee fail to complete the sale and purchase of such Offered Shares within the Match Period (as it may be extended to obtain requisite approvals of any Governmental Authority as contemplated by the first sentence of this clause (d)), the provisions of this Section 2 will apply again with respect to such Offered Shares.

3.         Prohibited Transactions.

(a)        Subject to Section 3(b), from and after the Closing and until the five year anniversary of the Closing, at every meeting of the stockholders of Axovant called with respect to any matter set forth in this Section 3(a), and at every adjournment, postponement or recess thereof, and on every action or approval by written consent of the stockholders of Axovant, with respect to any matter set forth in this Section 3(a), unless prohibited from doing so by applicable Law, Roivant shall, or shall cause the holder of record on any applicable record date to, vote its Axovant Shares against any action, proposal or agreement that would reasonably be expected to result in:

(i)         any merger, consolidation or similar transaction that would be reasonably expected to result in any Person or group other than members of the Roivant Group holding beneficially or of record ownership of more than a majority of the issued and outstanding Equity Participations of Axovant;

(ii)        any sale of all or substantially all of the assets owned by Axovant;

(iii)       an exclusive license or transfer of the rights to develop and commercialize (including through the grant of co-promotion or distribution rights) any assets owned by Axovant to any Person or group; or

(iv)       the issuance of shares that would result in members of the Roivant Group holding beneficially or of record less than a majority of the voting power of the issued and outstanding Equity Participations of Axovant (each transaction referenced in clause (i), (ii), (iii) and (iv), a “Prohibited Transaction”).

(b)        Notwithstanding anything to the contrary herein, Roivant’s obligations under Section 3(a) shall not apply to any Prohibited Transaction that constituted a Covered Transaction for purposes of Section 2 hereunder for which Roivant complied with its obligations with respect thereto and which did not result in the consummation of a comparable transaction with Sumitomo during the Match Period.

(c)        If Roivant receives any proposals with respect to Axovant or the Axovant Shares that it determines, in its reasonable judgment, to be reasonably expected to result in a Prohibited Transaction, Roivant shall promptly deliver written notice to Sumitomo of any such proposed Prohibited Transaction, which notice shall include the material terms and conditions thereof, to the extent known by Roivant at such time.

4.         Notice of Certain Events.

(a)        At any time during the ROFR Period, if (i) any member of the Roivant Group (other than Roivant and Axovant) (each, a “Roivant Notification Party”) intends to take any action set forth in Section 4(d) (each, a “Notification Action”) and (ii) such Notification Action requires the prior approval by the board of directors of Roivant or such Roivant Notification Party, as applicable, Roivant shall, or shall cause such member of the Roivant Notification Party to, promptly deliver written notice to Sumitomo of its intention to take or pursue such Notification Action (a “Notification Action Notice”).  The Notification Action Notice shall include the material terms and conditions of the proposed Notification Action and a description of all material agreements, proposals or arrangements relating thereto, and such other information as would be reasonably necessary for Sumitomo to determine whether it desires to participate in such Notification Action as the counterparty to the underlying transaction.

(b)        Sumitomo shall have the right, for a period of 10 Business Days from its receipt of a Notification Action Notice (the “Participation Period”), to elect to participate in such Notification Action as the counterparty to the underlying transaction.  Sumitomo may exercise such participation right by delivering written notice to Roivant prior to the expiration of the Participation Period (a “Participation Notice”).  Upon receipt of a Participation Notice, Roivant and Sumitomo shall negotiate in good faith the parameters of such applicable transaction on the same material terms and conditions as described in the Notification Action Notice.

(c)        During the Participation Period and following the execution of a customary non-disclosure agreement, Roivant will, and will cause the applicable Roivant Notification Party to, (A) afford to Sumitomo and its authorized Representatives (including independent public accountants and attorneys) reasonable access, upon reasonable notice during normal business hours, to the offices, properties, employees and business and financial records of Roivant or the applicable Roivant Notification Party, as applicable, and (B) furnish to Sumitomo or its authorized Representatives such additional information concerning the assets, properties, operations and businesses of Roivant or the applicable Roivant Notification Party, as applicable, as Sumitomo or its Representatives may reasonably request, in each case, to the extent reasonably necessary to enable Sumitomo to make a determination with respect to the exercise of its participation option.

(d)       Notification Actions.  Each of the following shall be deemed a Notification Action for purposes of this Section 4:

(i)         the sale of any Equity Participations of a Roivant Notification Party held by Roivant (or held by a member of the Roivant Group) to a Person that is not a member of the Roivant Group;

(ii)        a merger, consolidation or similar transaction of a Roivant Notification Party, as a result of which any Person or group that is not a member of the Roivant Group prior to such transaction would hold, directly or indirectly, beneficially and of record, at least a majority of the issued and outstanding voting power of such Roivant Notification Party, or a sale of all or substantially all of the assets owned by such Roivant Notification Party;

(iii)       an exclusive license or transfer of the rights to develop and commercialize, including through the grant of co-promotion or distribution rights, any assets owned by a Roivant Notification Party to any Person or group that is not a member of the Roivant Group; and

(iv)       the issuance of shares by a Roivant Notification Party that would result in Roivant, together with the other members of the Roivant Group, holding, directly or indirectly, beneficially or of record, less than a majority of the issued and outstanding voting power of such member of the Roivant Notification Group.

(e)        If, during the ROFR Period, any member of the Roivant Group (other than Roivant) engages in a transaction that results in such member of the Roivant Group acquiring the Equity Participations of another member of the Roivant Group that is, as of the date of this ROFR Agreement, held directly by Roivant, such transaction shall be conditioned upon such acquiring member of the Roivant Group entering into a joinder to this ROFR Agreement solely with respect to this Section 4, in form and substance reasonably acceptable to Sumitomo.

5.         The provisions of Article XI of the Transaction Agreement are hereby incorporated by reference, mutatis mutandis.

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IN WITNESS WHEREOF, Sumitomo and Roivant have caused this ROFR Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ROIVANT SCIENCES LTD.

By:	/s/ Marianne Romeo
	Name:	Marianne Romeo
	Title:	Head, Global Transactions & Risk Management

SUMITOMO DAINIPPON PHARMA CO., LTD.

By:	/s/ Hiroshi Nomura
	Name:	Hiroshi Nomura
	Title:	Representative Director, President and CEO

[Signature Page to ROFR Agreement]